December 4, 2024

Kevin Amolsch
Chief Executive Officer
PFG Fund V, LLC
6990 W 38th Ave, Suite 208
Wheat Ridge, CO 80033

       Re: PFG Fund V, LLC
           Amendment No. 7 to
           Offering Statement on Form 1-A
           Filed November 18, 2024
           File No. 024-12379
Dear Kevin Amolsch:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amended Offering Statement on Form 1-A
Prospectus Summary, page 1

1. We note your revised disclosures on page 2 that you will not offer notes with different note terms. However, we also note your statement on page 2 that Noteholders should understand that you retain "full discretion in these matters and that decisions will be made based on what [you] deem[] to be in the best interest of [your] overall business strategy and financial health." Please revise to clarify your reference
to    these
       matters    and further explain what this disclosure means.
 December 4, 2024
Page 2
Summary of Notes
Events of Default, page 49

2. We note your revised disclosure on page 49 that any repayment following an Event of
       Default shall be based solely on your income and strictly limited to the assets owned by you. Please revise to clarify what you mean when you state that repayment will be
       based    solely on [your] income    and    strictly limited to the
assets owned by [you].
       Also, please reconcile the ten (10) day written notice of default with the thirty (30)
       days from the date of written notice from the Noteholder to cure such Event of
       Default.
Exhibits

3. We note that section 1.2.1 of Exhibit 3 references any and all unpaid principal and interest due and payable on a to be determined date. We also refer to your revised disclosures that the note has a "continuous duration." Given the notes do not appear to have a definite term, please revise to clarify the purpose of this specific date.

       Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Kevin Kim, Esq.